Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Advantage Announces Appointment of Paul G. Haggis to the Board of
     Directors

     CALGARY, Nov. 7 /CNW/ - Advantage Energy Income Fund ("Advantage" or the
"Fund") (AVN.UN - TSX, AAV - NYSE) is pleased to announce the appointment of
Mr. Paul Haggis to the Board of Directors of Advantage's wholly owned subsidiary, Advantage Oil & Gas Ltd. Mr. Haggis has extensive financial markets and public board experience and currently serves on the Board of
Directors of Canadian Tire Bank and as a director and Chair of the Investment
Committee of the Insurance Corporation of British Columbia. Mr. Haggis' work experience includes serving as President and Chief Executive Officer of
Ontario Municipal Employees Retirement System (OMERS) from September 2003 to
March 2007, Interim Chief Executive Officer of the Public Sector Pension
Investment Board (PSPIB) during 2003 and Executive Vice-President, Development and Chief Credit Officer of Manulife Financial in 2002. Mr. Haggis was also
President and Chief Executive Officer of Alberta Treasury Branches from 1996 to 2001. During the course of his career, Mr. Haggis has served as a director of a number of public entities and charitable organizations including, OMERS
Capital Partners, Centre for Addiction and Mental Health, Royal Ontario
Museum, Pargesa Holding SA (Geneva), Oxford Properties Group, Borealis
Infrastructure Management Inc. and the Canadian Chamber of Commerce.
     Advantage is confident that Mr. Haggis will be an asset to the Fund and looks forward to his input at both the Board level and on the Independent
Audit Committee.

     Advisory

     The information in this press release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan",
"continue", "estimate", "expect", "may", "will", "project", "predict",
"potential", "targeting", "intend", "could", "might", "should", "believe",
"would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;
geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.

     %SEDAR: 00016522E          %CIK: 0001259995

     /For further information: Investor Relations, Toll free: 1-866-393-0393,
Advantage Energy Income Fund, 3100, 150 - 6th Avenue SW, Calgary, Alberta, T2P
3Y7, Phone: (403) 261-8810, Fax: (403) 262-0723, Web Site:
www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
     (AVN.UN. AAV)

CO:  Advantage Energy Income Fund

CNW 07:00e 07-NOV-08